UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 5

Cerner Corporation

(Name of Subject Company)

Cerner Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156782104

(CUSIP Number of Class of Securities)

Daniel P. Devers

Executive Vice President and Chief Legal Officer

Cerner Corporation

2800 Rock Creek Parkway

North Kansas City, Missouri 64117

(816) 221-1024

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

James P. Beaubien

Mark D. Gerstein

Christopher R. Drewry

Brent T. Epstein

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Cerner Corporation, a Delaware corporation (“Cerner”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of Cerner’s common stock, par value $0.01 per share (the “Shares”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”) filed by Oracle, Parent and Purchaser with the SEC on January 19, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Adding a new section immediately prior to the section captioned “Forward-Looking Statements” as set forth below:

“Extension of the Offer

On April 11, 2022, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at 12:00 midnight, Eastern Time, at the end of the day on April 13, 2022. The expiration date of the Offer has been extended until 12:00 midnight, Eastern Time, at the end of the day on May 11, 2022, unless further extended. The depositary for the Offer has indicated that as of April 8, 2022, approximately 33,951,780 Shares had been validly tendered into and not validly withdrawn from the Offer, representing approximately 11.5% of the outstanding Shares. ”

Adding a new sentence as the last sentence of the section captioned “Foreign Antitrust Laws—Canada” as set forth below:

“On April 5, 2022, Oracle received unconditional clearance of the transaction from the Commissioner, who issued an advance ruling certificate under subsection 102(1) of the Competition Act.”

Adding a new sentence as the last sentence of the section captioned “Other Regulatory Approvals—Germany” as set forth below:

“On March 30, 2022, Oracle received unconditional clearance from the German Federal Ministry for Economic Affairs and Climate Action.”

Adding a new sentence as the last sentence of the section captioned “Other Regulatory Approvals—Romania” as set forth below:

“On April 8, 2022, Oracle received unconditional clearance from the National Defense Council (Consiliul Suprem de Apărare al Ţării) in Romania.”

Adding a new paragraph as the third paragraph under the caption “Legal Proceedings” as set forth below:

“On April 8, 2022, O’Dell v. Cerner Corporation, et al., Case No. 1:22-cv-00562 (S.D.N.Y.), Samant v. Cerner Corporation, et al., Case No. 1:22-cv-00584 (S.D.N.Y.), Garrison v. Cerner Corporation, et al., Case No. 1:22-cv-00687 (S.D.N.Y.), Schulte v. Cerner Corporation, et al., Case No. 1:22-cv-00731 (S.D.N.Y.), and Berry v. Cerner Corporation, et al., Case No. 1:22-cv-00868 (S.D.N.Y.), were consolidated into a single action in the United States District Court for the Southern District of New York, captioned In re Cerner Corp. Merger Litig., No. 1:22-cv-00562 (ALC) (S.D.N.Y.).”

Item 9. Exhibits

The following Exhibit is attached hereto:

(a)(5)(U)	Press Release issued by Oracle Corporation on April 11, 2022, announcing the extension of the Offer (incorporated by reference to Exhibit (a)(5)(N) to Schedule TO Amendment No. 5).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CERNER CORPORATION

By:	/s/ Daniel P. Devers
	Name:	Daniel P. Devers
	Title:	Executive Vice President and Chief Legal Officer
	Date:	April 11, 2022